SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc, dated May 15, 2006, of Listing of New Ords and B Shares

This document should not be transmitted, distributed or released in or into any jurisdiction in which such an act would constitute a violation of the relevant laws of such jurisdiction.

                                                                    15 May 2006

                                 Scottish Power plc

                  Listing of New Ordinary Shares and B Shares

The Board of Scottish Power plc is pleased to announce that, following the approval by Shareholders of the proposed Return of Cash at the EGM on 4 May
2006, the Return of Cash is now being implemented.  It is expected that New
Ordinary Shares and B Shares in Scottish Power plc will be admitted to the
Official List and to trading on the market for listed securities of the London
Stock Exchange and trading is expected to commence at 8.00 a.m. today.  Further details of the Return of Cash are contained in the Circular and the US
Supplemental Memorandum, each dated 31 March 2006.

On admission, a total of 1,485,952,052 New Ordinary Shares of 42 pence each and
623,864,749 B Shares of 50 pence each will be in issue.

The latest time for receipt of Election Forms and TTE instructions from CREST holders in relation to the B Share Alternatives is 4.30pm on Friday 19 May 2006.
It is expected that the Single B Share Dividend will be declared and the
Initial Repurchase Offer made on Monday 22 May 2006.

Expected timetable of outstanding principal events:

New Ordinary Shares and B Shares admitted to the Official List and admitted 8.00 am on Monday 15 May to trading on the London Stock Exchange's main market for listed securities

Commencement of dealings in the New Ordinary Shares and B Shares and        8.00 am on Monday 15 May
enablement in CREST

Latest time for receipt of election forms and TTE instructions from         4.30 pm on Friday 19 May
CREST holders in relation to the B Share alternatives

B Share record date                                                         6.00 pm on Friday19 May

Single B Share Dividend declared and B Shares in respect of which           Monday 22 May
the Single B Share Dividend is payable convert into deferred shares

Scottish Power plc acquires B Shares under the Initial Repurchase           Monday 22 May
Offer made by means of an announcement on the Regulatory News Service of the London Stock Exchange

Despatch of new ordinary share certificates, retained B Share               Monday 5 June
certificates, sale advices, cheques in respect of the Single B Share
Dividend and/or B Shares purchased under the Initial Repurchase Offer, as appropriate, and cheques for fractional entitlements, and CREST accounts credited with the proceeds

Notes:

All capitalised terms shall have the meanings given to them in the Circular and the US Supplemental Memorandum, each dated 31 March 2006.

For further information:

Colin McSeveny           Head of Media Relations            0141 566 4798
Jennifer Lawton          Director, Investor Relations       0141 636 4527

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: May 15, 2006	By:	/s/ Donald McPherson
Donald McPherson
Deputy Company Secretary